UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

CADBURY PLC
(Name of Subject Company)
CADBURY PLC
(Name of Person Filing Statement)
Ordinary Shares of 10p each
American Depositary Shares, each representing 4 Ordinary Shares, 10p per Ordinary Share
(Title of Class of Securities)
12721E102
(American Depositary Shares)
(CUSIP Number of Class of Securities)
Henry A. Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge UB8 1DH
United Kingdom
01144 895 615000
Copy to:
Creighton O’M. Condon
Shearman & Sterling (London) LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
01144 20 7655 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION
ITEM 9. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(13)
EX-99.(A)(14)
EX-99.(A)(15)
EX-99.(A)(16)
EX-99.(A)(17)
EX-99.(A)(18)
EX-99.(A)(19)
EX-99.(A)(20)
EX-99.(A)(21)

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), with the Securities and Exchange Commission on December 14, 2009, relating to the unsolicited offer by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), as disclosed in the Tender Offer Statement on Schedule TO, dated December 4, 2009, as amended, to exchange each outstanding ordinary share of 10p each of Cadbury (“Cadbury Shares”), including Cadbury Shares represented by American Depositary Shares, for 300 pence in cash and 0.2589 shares of Class A common stock, without par value, of Kraft Foods, upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated December 4, 2009, as amended on December 23, 2009 (as amended, the “Exchange Offer”) and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Except as specifically noted herein, the information set forth in the Statement remains unchanged.
ITEM 8. ADDITIONAL INFORMATION.
Item 8 of the Statement is herby amended and supplemented by adding the following at the end of such item:
“The information contained in “Further Reasons to Reject Kraft’s Offer—Appendix I: Additional information—4. Additional information” attached as Exhibit (a)(13) is incorporated herein by reference.
The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.”
ITEM 9. EXHIBITS.
The following exhibits are filed herewith:

Exhibit Number	Description

(a)(13)	Further Reasons to Reject Kraft’s Offer, dated January 12, 2010

(a)(14)	Press release issued by Cadbury plc on January 12, 2010

(a)(15)	Revised Inbound Script provided to D.F. King & Co., Inc. on January 12, 2010 for use in connection with calls received from Cadbury plc shareholders

(a)(16)	Questions and Answers relating to the Offer posted on Cadbury plc’s intranet on January 12, 2010

(a)(17)	Frequently Asked Questions posted on Cadbury plc’s website on January 12, 2010

(a)(18)	Letter e-mailed by Cadbury plc to certain Cadbury plc shareholders on January 12, 2010

(a)(19)	Communication sent by Cadbury plc to all colleagues on January 12, 2010

(a)(20)	Operative complaint in In re Cadbury plc Shareholders Litigation (Consolidated Case No. 09-5006 (DMC)) in the United States District Court for the District of New Jersey

(a)(21)	Order Consolidating Related Actions and Appointing Co-Interim Class Counsel and Co-Lead Derivative Counsel and Liaison Counsel, ordered by The Honorable Dennis M. Cavanaugh of the United States District Court for the District of New Jersey on January 5, 2010

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JM Mills
(Signature)

JM Mills, Director of Group Secretariat (Name and Title)

January 12, 2010 (Date)

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EXHIBIT INDEX

Exhibit Number	Description

(a)(13)	Further Reasons to Reject Kraft’s Offer, dated January 12, 2010

(a)(14)	Press release issued by Cadbury plc on January 12, 2010

(a)(15)	Revised Inbound Script provided to D.F. King & Co., Inc. on January 12, 2010 for use in connection with calls received from Cadbury plc shareholders

(a)(16)	Questions and Answers relating to the Offer posted on Cadbury plc’s intranet on January 12, 2010

(a)(17)	Frequently Asked Questions posted on Cadbury plc’s website on January 12, 2010

(a)(18)	Letter e-mailed by Cadbury plc to certain Cadbury plc shareholders on January 12, 2010

(a)(19)	Communication sent by Cadbury plc to all colleagues on January 12, 2010

(a)(20)	Operative complaint in In re Cadbury plc Shareholders Litigation (Consolidated Case No. 09-5006 (DMC)) in the United States District Court for the District of New Jersey

(a)(21)	Order Consolidating Related Actions and Appointing Co-Interim Class Counsel and Co-Lead Derivative Counsel and Liaison Counsel, ordered by The Honorable Dennis M. Cavanaugh of the United States District Court for the District of New Jersey on January 5, 2010

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